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MAIL
RECEIVED
PROCESSING
MAR - 2 2005
WASH. D.C.
213
SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 17089

cm 3/24

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

W. T. CABE + Co., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

P O Box 5498 ROCKFELLER CENTER
(No. and Street)

NEW YORK (City) NY (State) 10185 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PERRY COLLETTI CPA 516 843 0219
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PERRY COLLETTI CPA, P.C.
(Name — *if individual, state last, first, middle name*)

17 CONKLIN ST (Address) FARMINGDALE (City) (State) 11735 (Zip Code)



PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TL 3/25

OATH OR AFFIRMATION

I, BARBARA ABER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W. T. CABE + Co., INC, as of DECEMBER 31, 200, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

PERRY COLLETTI
NOTARY PUBLIC, State of New York
No. 30-4634319
Qualified in Nassau County
Commission Expires 10/31/06

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PERRY COLLETTI
Certified Public Accountant, P. C.
17 Conklin Street
Farmingdale, New York 11735
(516) 843-0219 fax (516) 249-2761

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors of
W. T. Cabe & Co., Inc.

I have audited the accompanying statement of financial condition of W. T. Cabe & Co., Inc. as of December 31, 2004 and the related statements of income and retained earnings, changes in stockholders' Equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W. T. Cabe & Co., Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in my audit of the basic financial statement and, in my opinion, is fairly stated in all material respects, and in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,



Perry Colletti
Certified Public Accountant, P. C.

Farmingdale, NY
February 3, 2005

W. T. CABE & CO. INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS	
CASH	79,030
SECURITIES AT MARKET VALUE	61,110
TOTAL CURRENT ASSETS	140,140
TOTAL ASSETS	140,140

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
ACCRUED EXPENSES & PAYABLES	38,436
SUBORDINATED NOTE PAYABLE - OFFICER	25,000
TOTAL CURRENT LIABILITIES	63,436
STOCKHOLDER'S EQUITY	
COMMON STOCK, $.01 PAR VALUE, AUTHORIZED 1,000,000 SHARES; ISSUED 323,700 SHARES	3,237
PREFERRED STOCK, $10 PAR VALUE, AUTHORIZED 250,000 SHARES; ISSUED 20,700 SHARES	207,000
CAPITAL CONTRIBUTED IN EXCESS OF PAR	64,817
RETAINED EARNINGS	(194,748)
TOTAL	80,306
LESS: TREASURY STOCK	3,602
TOTAL STOCKHOLDERS EQUITY	76,704
TOTAL LIABILITIES & STOCKHOLDERS EQUITY	140,140

W. T. CABE & CO., INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2004

INCOME	
NET REVENUES	2,106
GAIN (LOSS) ON INVESTMENT HOLDINGS	9,834
TOTAL	11,940
OPERATING EXPENSES	
INTEREST	2,500
OTHER EXPENSES	4,699
TOTAL OPERATING EXPENSES	7,199
INCOME BEFORE INCOME TAXES	4,741
PROVISION FOR TAXES	0
NET INCOME	4,741
RETAINED EARNINGS BEGINNING	(199,489)
RETAINED EARNINGS END	(194,748)

W. T. CABE & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	TOTAL	COMMON STOCK	PREFERRED STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK
STOCKHOLDERS' EQUITY JANUARY 1, 2004	71,943	3,237	207,000	64,797	(199,489)	(3,602)
NET INCOME (LOSS)	4,761			20	4,741	
OTHER ADDITIONS	0	0	0	0	0	0
STOCKHOLDERS' EQUITY DECEMBER 31, 2004	76,704	3,237	207,000	64,817	(194,748)	(3,602)

W. T. CABE & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
NET INCOME	4,741
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH USED IN OPERATIONS	
SECURITIES AT MARKET VALUE (DECREASE)	9,803
ACCRUED EXPENSES (INCREASE)	(2,500)
TOTAL	7,303
NET CASH PROVIDED FROM OPERATIONS	(2,562)
CASH FLOWS FROM INVESTING ACTIVITIES:	
INCREASE (DECREASE) IN CASH	
SUBORDINATED NOTE PAYABLE - OFFICER	(25,000)
SUBORDINATED NOTE PAYABLE - OFFICER RENEWED	25,000
INCREASE IN CONTRIBUTED CAPITAL	20
NET CASH FLOWS FROM INVESTING ACTIVITIES	20
NET DECREASE IN CASH	(2,542)
CASH JANUARY 1, 2004	81,572
CASH DECEMBER 31, 2004	79,030

W. T. CABE & CO, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

1. Nature if Business

The principal business activity of W.T. Cabe & Co., Inc. is to act as a retailer of Corporate securities. Revenues are derived from commissions, trading fees, interest, and dividends.

2. Significant Accounting Policies

Securities transactions and related trading gains or losses and commissions payable are recorded on a trade date basis.

Furniture, fixtures and equipment are recorded at cost. Expenditures for repairs and maintenance are charged to income and expenditures for additions are capitalized. Depreciation is provided over the estimated useful lives of the assets using accelerated methods. The Company moved its main office from New York to Connecticut in 1989.

3. Subordinated Note Payable, Officer

An officer of the Company holds a subordinated demand note which was entered into on November 29, 1988 and matured in November 29, 1989. The obligation to pay the principal amount of $25,000 plus interest at the rate of 9.25% per annum are subordinated to the claims of all present and future creditors of the Company. The note was renewed for $25,000 on November 29, 1989, November 29, 1990, November 29, 1991, November 29, 1992 November 29, 1993, November 29, 1994, November 29, 1995, November 29, 1996 November 29, 1997, November 29, 1998, November 29, 1999, November 29, 2000, and November 29, 2001, November 29, 2002, November 29, 2003 and November 29, 2004 for one year.

4. Income Taxes

For tax purposes the Company has a federal net operating loss carry forward of approximately $259,000. New York State and New York City Corporate Franchise taxes were computed using the fixed dollar minimum tax.

5. Net Capital Requirements

The company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1. The net capital and aggregate indebtedness change from day to day, but as of December 31, 2004 the Company had net capital of $89,878 which exceeded the requirement of $5000 by $84,878.

W. T. CABE & CO., INC.
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM CAPITAL RULE 15C3-1
YEAR ENDED DECEMBER 31, 2004

CREDITS		
SHAREHOLDERS' EQUITY		76,704
SUBORDINATED NOTE PAYABLE - OFFICER		25,000
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		101,704
HAIRCUTS ON SECURITY POSITIONS		11,826
NET CAPITAL		89,878
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL		84,878
AGGREGATE INDEBTEDNESS:		
ACCOUNTS PAYABLE	936	
INTEREST PAYABLE	37,500	
TOTAL	38,436 x.0667	
MINIUM		2,564
A1 RATIO	38,436 / 89,878 =	0.43
DEBT RATIO	25,000 / 101,704 =	0.25

THERE ARE NO MATERIAL DIFFERENCES BETWEEN THE ABOVE COMPUTATION AND THE COMPUTATION INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5 11A FILING.

W. T. CABE & CO., INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2004

CONTENTS

PERRY COLLETTI
Certified Public Accountant, P. C.
17 Conklin Street
Farmingdale, New York 11735
(516) 843-0219 fax (516) 249-2761

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors of
W. T. Cabe & Co., Inc.

I have audited the accompanying statement of financial condition of W. T. Cabe & Co., Inc. as of December 31, 2004 and the related statements of income and retained earnings, changes in stockholders' Equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W. T. Cabe & Co., Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in my audit of the basic financial statement and, in my opinion, is fairly stated in all material respects, and in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,



Perry Colletti
Certified Public Accountant, P. C.

Farmingdale, NY
February 3, 2005

W. T. CABE & CO. INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS	
CASH	79,030
SECURITIES AT MARKET VALUE	61,110
TOTAL CURRENT ASSETS	140,140
TOTAL ASSETS	140,140

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
ACCRUED EXPENSES & PAYABLES	38,436
SUBORDINATED NOTE PAYABLE - OFFICER	25,000
TOTAL CURRENT LIABILITIES	63,436
STOCKHOLDER'S EQUITY	
COMMON STOCK, $.01 PAR VALUE, AUTHORIZED 1,000,000 SHARES; ISSUED 323,700 SHARES	3,237
PREFERRED STOCK, $10 PAR VALUE, AUTHORIZED 250,000 SHARES; ISSUED 20,700 SHARES	207,000
CAPITAL CONTRIBUTED IN EXCESS OF PAR	64,817
RETAINED EARNINGS	(194,748)
TOTAL	80,306
LESS: TREASURY STOCK	3,602
TOTAL STOCKHOLDERS EQUITY	76,704
TOTAL LIABILITIES & STOCKHOLDERS EQUITY	140,140

W. T. CABE & CO., INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2004

INCOME	
NET REVENUES	2,106
GAIN (LOSS) ON INVESTMENT HOLDINGS	9,834
TOTAL	11,940
OPERATING EXPENSES	
INTEREST	2,500
OTHER EXPENSES	4,699
TOTAL OPERATING EXPENSES	7,199
INCOME BEFORE INCOME TAXES	4,741
PROVISION FOR TAXES	0
NET INCOME	4,741
RETAINED EARNINGS BEGINNING	(199,489)
RETAINED EARNINGS END	(194,748)

W. T. CABE & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
NET INCOME	4,741
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH USED IN OPERATIONS	
SECURITIES AT MARKET VALUE (DECREASE)	9,803
ACCRUED EXPENSES (INCREASE)	(2,500)
TOTAL	7,303
NET CASH PROVIDED FROM OPERATIONS	(2,562)
CASH FLOWS FROM INVESTING ACTIVITIES:	
INCREASE (DECREASE) IN CASH	
SUBORDINATED NOTE PAYABLE - OFFICER	(25,000)
SUBORDINATED NOTE PAYABLE - OFFICER RENEWED	25,000
INCREASE IN CONTRIBUTED CAPITAL	20
NET CASH FLOWS FROM INVESTING ACTIVITIES	20
NET DECREASE IN CASH	(2,542)
CASH JANUARY 1, 2004	81,572
CASH DECEMBER 31, 2004	79,030

W. T. CABE & CO, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

1. Nature if Business

The principal business activity of W.T. Cabe & Co., Inc. is to act as a retailer of Corporate securities. Revenues are derived from commissions, trading fees, interest, and dividends.

2. Significant Accounting Policies

Securities transactions and related trading gains or losses and commissions payable are recorded on a trade date basis.

Furniture, fixtures and equipment are recorded at cost. Expenditures for repairs and maintenance are charged to income and expenditures for additions are capitalized. Depreciation is provided over the estimated useful lives of the assets using accelerated methods. The Company moved its main office from New York to Connecticut in 1989.

3. Subordinated Note Payable, Officer

An officer of the Company holds a subordinated demand note which was entered into on November 29, 1988 and matured in November 29, 1989. The obligation to pay the principal amount of $25,000 plus interest at the rate of 9.25% per annum are subordinated to the claims of all present and future creditors of the Company. The note was renewed for $25,000 on November 29, 1989, November 29, 1990, November 29, 1991, November 29, 1992 November 29, 1993, November 29, 1994, November 29, 1995, November 29, 1996 November 29, 1997, November 29, 1998, November 29, 1999, November 29, 2000, and November 29, 2001, November 29, 2002, November 29, 2003 and November 29, 2004 for one year.

4. Income Taxes

For tax purposes the Company has a federal net operating loss carry forward of approximately $259,000. New York State and New York City Corporate Franchise taxes were computed using the fixed dollar minimum tax.

5. Net Capital Requirements

The company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1. The net capital and aggregate indebtedness change from day to day, but as of December 31, 2004 the Company had net capital of $89,878 which exceeded the requirement of $5000 by $84,878.

W. T. CABE & CO., INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM CAPITAL RULE 15C3-1
YEAR ENDED DECEMBER 31, 2004

CREDITS			
SHAREHOLDERS' EQUITY			76,704
SUBORDINATED NOTE PAYABLE - OFFICER			25,000
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS			101,704
HAIRCUTS ON SECURITY POSITIONS			11,826
NET CAPITAL			89,878
MINIMUM NET CAPITAL REQUIREMENT			5,000
EXCESS NET CAPITAL			84,878
AGGREGATE INDEBTEDNESS:			
ACCOUNTS PAYABLE	936		
INTEREST PAYABLE	37,500		
TOTAL	38,436 x.0667		
MINIUM			2,564
A1 RATIO	38,436 / 89,878	=	0.43
DEBT RATIO	25,000 / 101,704	=	0.25

THERE ARE NO MATERIAL DIFFERENCES BETWEEN THE ABOVE COMPUTATION AND THE COMPUTATION INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5 11A FILING.

W. T. CABE & CO., INC.

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

YEAR ENDED DECEMBER 31, 2004

PERRY COLLETTI
Certified Public Accountant. P. C.
17 Conklin Street
Farmingdale, New York 11735
(516) 843-0219 fax (516) 249-2761

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTANTING CONTROL

To the Board of Directors of
W. T. Cabe & Co., Inc.

In planning and performing my audit of the financial statements of W.T. Cabe & Co., Inc. for the period ended December 31, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study if the practices and procedures followed by W.T. Cabe & Co., Inc. that I considered relevant to the objectives stated in Rule 17a-5 (g) (1) in making the periodic computations of aggregate indebtedness and net capitol under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by Rule 17a-13. I did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities of Section 8 (b) of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related cost of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with the reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted